                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

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                               SCHEDULE 14D-9
                               (RULE 14d-101)

               SOLICITATION/RECOMMENDATION STATEMENT UNDER
         SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

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                          SERENGETI EYEWEAR, INC.
                         (Name of Subject Company)

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                          SERENGETI EYEWEAR, INC.
                     (Name of Person Filing Statement)

                  COMMON STOCK, PAR VALUE $0.001 PER SHARE
                       (Title of Class of Securities)


                                817498 10 8
                   (CUSIP Number of Class of Securities)


                               STEPHEN NEVITT
                                  President
                            Serengeti Eyewear, Inc.
                             8125 25th Court East
                            Sarasota, Florida 34243
                                (941) 359-3599
     (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person Filing Statement)

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                              WITH A COPY TO:
                          ROBERT L. WINIKOFF, ESQ.
               Cooperman Levitt Winikoff Lester & Newman, P.C.
                             800 Third Avenue
                          New York, New York 10022
                              (212) 688-7000
                            Fax: (212) 755-2839

/X/ Check this box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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SERENGETI EYEWEAR, INC. ANNOUNCES THE SIGNING OF A DEFINITIVE MERGER
AGREEMENT TO BE ACQUIRED BY AN AFFILIATE OF WORLDWIDE SPORTS AND
RECREATION, INC.

Sarasota, Florida
July 14, 2000
FOR IMMEDIATE RELEASE

SERENGETI EYEWEAR, INC. (OTCBB:SOLR) today announced that it has entered into a definitive merger agreement with Worldwide Sports and Recreation, Inc. under which a subsidiary of Worldwide Sports will acquire all of the outstanding shares of common stock of Serengeti for $3.95 per share in cash. The agreement also calls for a payment by Worldwide Sports of $22.5 million for all outstanding shares of Serengeti's preferred stock. The acquisition will be completed through a cash tender offer followed by a cash merger. Under the agreement, a subsidiary of Worldwide Sports will commence a tender offer for all outstanding Serengeti common shares by July 21, 2000. The acquisition is subject to clearance under the Hart-Scott-Rodino Antitrust Act as well as other customary conditions.

Worldwide Sports is the parent company of Bushnell Sports Optics and Bolle Inc. Worldwide Sports is a privately held company funded by Wind Point Partners, a private equity investment firm.

Stephen "Rusty" Nevitt, President and CEO of Serengeti said: "We believe that the best interests of all our shareholders will be served by entering into this agreement. The future growth and value of the Serengeti brand, and its family of products, will benefit from the worldwide distribution and quality management at Worldwide Sports, Bushnell and Bolle."

Serengeti Eyewear, Inc. designs, markets and distributes sunglasses targeted at the premium, general purpose and active lifestyle segments of the sunglass market. The Company also markets a diversified line of quality sunglasses at popular prices.

Serengeti Eyewear, Inc. maintains its principal offices at 8125 25th Court East, Sarasota, Florida 34243. The telephone number is (941) 359-3599.

Statements made herein are forward-looking in nature and are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve risk and uncertainties, including, but not limited to, the impact of competitive products and pricing product demand and market acceptance risks or capacity and supply constraints or difficulties. Further information regarding these and other risks is described from time to time in the Company's filings with the SEC.

THE TENDER OFFER FOR THE OUTSTANDING SHARES OF SERENGETI EYEWEAR, INC. COMMON STOCK DESCRIBED IN THIS ANNOUNCEMENT HAS NOT YET COMMENCED. AT THE TIME A SUBSIDIARY OF WORLDWIDE SPORTS AND RECREATION, INC. COMMENCES ITS OFFER, IT WILL FILE A TENDER OFFER STATEMENT WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION AND SERENGETI EYEWEAR, INC. WILL FILE A SOLICITATION/RECOMMENDATION STATEMENT WITH RESPECT TO THE OFFER. SECURITY HOLDERS SHOULD READ EACH OF THE TENDER OFFER STATEMENT AND THE SOLICITATION/RECOMMENDATION STATEMENT WHEN IT IS AVAILABLE BECAUSE EACH CONTAINS IMPORTANT INFORMATION. INVESTORS CAN GET THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS), THE SOLICITATION/RECOMMENDATION STATEMENT AND OTHER FILED DOCUMENTS FOR FREE AT THE SECURITIES AND EXCHANGE COMMISSION'S WEBSITE AT WWW.SEC.GOV. AN OFFER TO PURCHASE, THE RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER OFFER DOCUMENTS, AS WELL AS THE SOLICITATION/RECOMMENDATION STATEMENT, WILL BE MADE AVAILABLE TO STOCKHOLDERS OF SERENGETI EYEWEAR, INC. AT NO EXPENSE TO THEM.